Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
ir@gigamedia.com.tw

Ying-Chih Liao Appointed Non-Independent Non-Executive Director of GigaMedia

TAIPEI, Taiwan, January 30, 2026 – GigaMedia Limited (NASDAQ: GIGM) today announced that its Board of Directors has appointed Mr. Ying-Chih Liao (a.k.a. Kevin Liao) as new non-independent non-executive director, effective on January 30, 2026.

Mr. Ying-Chih Liao obtained a Bachelor of Laws degree in National Taiwan University and a Master of Laws degree in Law School of Harvard University.

Mr. Liao had been a practicing attorney in a renowned law firm for many years, specialized in international corporate finance, commercial corporate, and mergers and acquisitions. He joined Chailease Holding Co., Ltd. as corporate management in 2006, and currently serves as senior executive vice president and chief strategy officer of Chailease Holding Co., Ltd.

The Board of GigaMedia welcomes the joining of Mr. Ying-Chih Liao.

With the appointment of Mr. Liao, GigaMedia’s Board is comprised of seven members with more than a majority as independent directors.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2025.

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